INVESTOR PRESENTATION MARCH 2015 Exhibit 99.2

PAGE
DISCLAIMER
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (“James Hardie” or the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in
its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
2
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia
Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,”
“likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-
looking statements are qualified in their entirety by reference to the following cautionary statements.
3
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange
Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns;
possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments;
changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-
looking statements or information except as required by law.
PAGE

AGENDA
• Global Strategy and Business Overview
• USA & Europe Fiber Cement
• Asia Pacific Fiber Cement
• Capital Management Framework
• Group Outlook and Guidance
• Appendix
4 PAGE
In this Investor Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”,
“Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted
EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes” and “Adjusted effective tax rate on earnings”. Unless otherwise stated, results and comparisons are of the third quarter and nine months of the current fiscal year versus the third quarter and nine months of the prior fiscal year.

Industry Leadership and Profitable Growth
• Introduce differentiated
products to deliver a
sustainable competitive
advantage
• Aggressively grow demand
for our products in targeted
market segments
5
GLOBAL STRATEGY
PAGE

• Annual net sales US$1.7+b
• Total assets US$2.0b
• Strong cash generation
• Operations in North America, Asia Pacific and
Europe
• 3,140 employees
• Market cap US$5.1b (approx)
• S&P/ASX 100 company
• NYSE ADR listing
Market capitalization as at 6 March 2015. Total assets as at 31 December 2014. Annual net sales equal 9 months FY15 net sales annualised. Total assets exclude asbestos compensation
A GROWTH FOCUSED COMPANY
6 PAGE

GROUP OVERVIEW
7
1   Dividends declared per share
Q3'15 Q3'14 Change
9 Months
FY15
9 Months
FY14
Change
Adjusted EBIT (US$ millions) 66.9 55.2 21% 223.2 195.4 14%
Adjusted EBIT Margin % 17.2 15.6 1.6 pts 17.9 17.5 0.4 pts
Adjusted Net Operating Profit 48.6 43.7 11% 164.1 152.0 8%
Net operating cash flow 104.1 254.7 (59)%
Adjusted Diluted EPS (US  cents) 11 10 37 34
Ordinary dividends per share
1
(US cents)
8 8
Three and Nine Months Ended 31 December
PAGE

PAGE
• Group net sales increased 10% and 11% for the quarter and nine months, respectively, compared to pcp
• Group adjusted net operating profit increased 11% for the quarter and 8% for the nine months compared to pcp
• Higher volumes across our USA and Europe and Asia Pacific Fiber Cement segments
• Higher net sales price across our USA Fiber Cement segment
• We are yet to see the anticipated accelerated growth in the US residential housing market
• Continuing to invest in high-return organic growth by:
• Investing in capacity expansion across our US and Australian businesses
• Investing in organizational capability
• We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
KEY THEMES
8
1   Prior corresponding period(s)
1
1

TACOMA
RENO
FONTANA
MISSION VIEJO
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
PULASKI
SUMMERVILLE
PLANT CITY

HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

James Hardie

9
WORLD LEADER IN FIBER CEMENT
USA & Europe
Asia Pacific
JHX Sales Office
JHX Manufacturing Operations – Production Suspended
Geographic Mix¹
Net Sales
EBIT ²
DUBLIN
1 All percentages are for the 3rd quarter ended 31 December 2014
²
EBIT – excludes research and development, asbestos-related items, New Zealand weathertightness claims and general corporate costs
JHX Manufacturing Operations
PAGE
USA and Europe
76%
Asia Pacific
24%
USA and Europe
73%
Asia Pacific
27%

7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement

James Hardie

Research & Development:
Significant and consistent investment
10
CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE
History of Fiber Cement Substrate Development
PAGE
James Hardie
Siding Products
• US$33.1m spent on Research & Development in FY14
• US$363.1m spent on Research & Development since 2000

Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fiber Cement
Vinyl
Engineered Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Lasting color
Dimensional stability
Can be repainted
11
DELIVERING SUPERIOR PRODUCT PERFORMANCE
PAGE

STARTS
HERE

HardieTrim®

PREVAIL™
MULTIFAMILY SIDING PRODUCTS

Cemplank®

James Hardie®
Siding Products

HardieBacker®

artisan™
JamesHardie

scyon™

James Hardie

Siding
Primary Products
Soffit
Trim /
Fascia
Backerboard
Commercial
Exteriors
Flooring
Interior Walls /
Ceilings
Brand Portfolio
U.S. & Europe
Asia Pacific
BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS
12 PAGE

¹ Production was suspended at the Summerville plant in November 2008
USA Plant Locations
USA AND EUROPE FIBER CEMENT SEGMENT
Tacoma, WA
Reno, NV
Fontana, CA
Waxahachie,
TX
3Q FY15
Summerville,
SC
Plant City, FL
Pulaski, VA
Peru, IL
13
• Largest fiber cement
producer in North America
• 2,100 employees
• 9 manufacturing plants¹
• 2 research and development
facilities
PAGE
3Q FY14
Net Sales US$294.5m US$262.6m
EBIT US$63.5m US$53.1m
EBIT Margin 21.6% 20.2%
Cleburne, TX

Top Line Growth

JH Volume (mmsf), Starts (000s Units)
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
JH Volume
Housing Starts
JH Revenue

James Hardie

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 14 PAGE USA Fiber Cement

PAGE
USA and Europe Fiber Cement
ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS
15
558
588
597
609
632
648
642
626
652
678
550
590
630
670
710
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
YTD FY15
Average Net Sales Price

PAGE
USA AND EUROPE: DELIVERING STRONG RETURNS
16
1  Excludes asset impairment charges of US$14.3 million in 4 th
quarter FY12, US$5.8 million in 3
rd
quarter FY13 and US$11.1 million
in 4
th
quarter FY13
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14 FY15
Quarterly EBIT and EBIT Margin
¹
EBIT EBIT Margin

PAGE
• 985 employees
• 5 manufacturing plants across
Australia, New Zealand and the
Philippines
• 1 research and development facility
EBIT and EBIT margin excludes New Zealand weathertightness claims
17
ASIA PACIFIC FIBER CEMENT SEGMENT
3Q FY15 3Q FY14
Net Sales US$93.9m US$90.6m
EBIT US$23.5m US$21.3m
EBIT Margin 25.0% 23.5%
Asia Pacific Plant Locations

960
940
920
900
880
860
840
A$ per MSF
A$940
FY10
FY11
FY12
FY13
FY14
YTD FY15

30
25
20
15
10
5
0
EBIT US$M
EBIT Margin
FY10
FY11
FY12
FY13
FY14
FY15
EBIT
EBIT Margin

James Hardie

18 PAGE
Asia Pacific Fiber Cement Segment
Average Net Sales Price
Quarterly EBIT and EBIT Margin¹
ASIA PACIFIC: DELIVERING STRONG RETURNS
1  EBIT and EBIT margin excludes New Zealand weathertightness claims

PAGE
Ceilings and partitions
Philippines
Exterior cladding
Australia
General purpose flooring
Australia New Zealand
Interior walls
19
TARGETTING THE RIGHT PRODUCT INTO THE RIGHT
MARKET
Asia Pacific Core Markets

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH
20
1 2 3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade
financial management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends
within the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns
when appropriate
~$590 million of bank
facilities, 44% liquidity as
of Q3’15
2.7 year weighted average
debt maturity
Completed the sale of
US$325 million 8 year
5.875% senior unsecured
notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA
target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

USA and Europe Fiber Cement Outlook
• The Company expects our performance in the fourth quarter of fiscal 2015 to be consistent with our results for the first nine months of fiscal 2015
• However, there is uncertainty due to the continued variability in the short term economic outlook, housing activity and changes in the prices of our raw material inputs
Asia Pacific Fiber Cement Outlook
• Our expectation is that net sales across our Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing markets of the regions in which we operate
FY2015 Guidance
• Management expects full year Adjusted net operating profit to be between US$210 million and
US$222 million assuming, among other things, housing industry conditions in the United States continuing to improve and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
FY2015 OUTLOOK AND GUIDANCE
21
Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
1
PAGE

APPENDIX

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
KEY RATIOS
23
9 Months FY15 9 Months FY14 9 Months FY13
EPS (Diluted)
1
(US Cents)
37c 34c 25c
EBIT/ Sales (EBIT margin)
2
17.9% 17.5% 14.5%
Gearing Ratio
1
20.3% (13.4)% (13.9)%
Net Interest Expense Cover
2
49.6x 63.0x 43.6x
Net Interest Paid Cover
2
106.3x 65.1x 110.8x
Net Debt Payback
0.8yrs - -
9 Months Ended 31 December

PAGE
FY10 FY11 FY12 FY13 FY14
Net Sales
US$m
828 814 862 951 1,128
Sales Volume
mmsf
1,304 1,248 1,332 1,489 1,697
Average Price
US$ per msf ²
632 648 642 626 652
EBIT US$m¹ 209 160 163 163 237
EBIT Margin %¹ 25 20 19 17 21
24
1 Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber
Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”).
As the revenue contribution of these ancillary products  been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
USA AND EUROPE FIBER CEMENT – 5 YEAR RESULTS
OVERVIEW

PAGE
1 Excludes New Zealand product liability expenses of US$5.4 million , US$13.2 million and US$1.8 million  in FY12, FY13 and FY14, respectively
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber
Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
FY10 FY11 FY12 FY13 FY14
Net Sales
US$m
297 353 376 370 366
Sales Volume
mmsf
390 408 392 394 417
Average Price
A$ per msf ²
886 906 906 901 930
EBIT US$m¹ 59 79 86 75 83
EBIT Margin %¹ 20 23 23 20 23
25
ASIA PACIFIC FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

PAGE
Summary
Net sales increased 10%, favorably impacted by:
RESULTS FOR THE 3
rd
QUARTER
26
US$ Millions  Q3 '15 Q3 '14 % Change
Net sales  388.4 353.2 10
Gross profit  135.2 121.5 11
SG&A expenses  (56.0) (53.8) (4)
Research & development expenses  (7.7) (8.7) 11
Asbestos adjustments  54.9 35.8 53
EBIT  126.4 94.8 33
Net interest expense (1.5) (0.4)
Other income  (0.2) 1.2
Income tax expense (17.2) (3.4)
Net operating profit 107.5 92.2 17
Three Months Ended 31 December
• Higher sales volumes; and
• Higher average net sales price in the USA and Europe Fiber
Cement segment
• Higher average net sales price in the USA and Europe Fiber
Cement segment
• Partially offset  primarily by higher market prices for raw materials
• Higher compensation and discretionary expenses
• Higher realized losses on foreign currency transactions
caused by the strengthening of the US dollar
• Interest expense increased related to our debt position
• Income tax expense increased on account of higher earnings and a non-recurring favorable tax adjustment of US$10.7
million in the prior period relating to a final receipt from the ATO
Between EBIT and net operating profit:
SG&A expenses increased primarily due to:
Gross profit margin increased 40 bps impacted by:

Gross Margin (US$M)
Gross Margin (%)

James Hardie

PAGE
GROSS PROFIT - GROUP
27
• Gross profit continues to remain strong, and consistent with the prior three year trend
• Price has improved as we continue to execute on pricing strategies and reduce pricing inefficiencies
• Production costs are higher as a result of the higher market prices for pulp, gas and silica raw materials
• Plant performance remains on a positive trend line
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
27.0
28.0
29.0
30.0
31.0
32.0
33.0
34.0
35.0
36.0
$96.2
$135.2
30.0%
34.8%
Q3 FY13 Q3 FY14 Q3 FY15

PAGE
1 Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2  Excludes  tax effects of Asbestos related adjustments New Zealand weathertightness and other tax adjustments
• 23.6% estimated adjusted effective tax rate (ETR) for
the year
• Adjusted income tax expense and adjusted ETR
increased due to changes in geographical mix of
earnings
• The difference between adjusted income tax expense
and income tax expense decreased primarily due to a
non-recurring receipt from the ATO, relating to
finalization of a disputed amended assessment, in the
previous period
• Income taxes are paid and payable in Ireland, the
U.S., Canada, New Zealand and the Philippines
• Income taxes are not currently paid or payable in
Europe (excluding Ireland) or Australia due to tax
losses. Australian tax losses primarily result from
deductions relating to contributions to AICF
INCOME TAX
28
Q3’15 Q3’14
9 Months
FY15
9 Months
FY14
Operating profit before taxes 124.7 95.6 315.0 320.2
Asbestos:
Asbestos adjustment
1
(54.8) (36.0) (96.0) (127.2)
NZ weathertightness claims
(5.2) (4.2) (4.2) 0.7
Adjusted net operating profit
before taxes
64.7 55.4 214.8 193.7
Adjusted income tax expense
2
(16.1) (11.7) (50.7) (41.7)
Adjusted effective tax rate
24.9% 21.1%
23.6%
21.5%
Income tax expense (17.2) (3.4) (51.4) (33.9)
Income taxes paid
24.2 16.0
Income taxes payable 3.3 4.7
Three and Nine Months ended 31 December

PAGE
CASHFLOW
29
• Adjusted EBIT increased US$27.8 million
compared to pcp
• Cash flow from operations includes US$113.0
million contribution to AICF paid in 2Q15
• Higher use of working capital primarily driven
by inventory:
• Raw materials
• Inventory at the Fontana plant
commissioned during nine month FY15
• Traditional seasonality
• Capital expenditure includes plant capacity
expansions and land purchases at Tacoma
and Rosehill facilities
• US$390 million gross debt position as of
Q3’15
1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
    Annual AICF contribution (113.0) -
    Depreciation & Amortization 52.0 46.2 13
    Working Capital 4.7 31.1 (85)
    Other non-cash items (8.4) 20.6
Cash Flow from Operations 104.1 254.7 (59)
    Capital Expenditures (241.0) (67.9)
    Acquisition of a business - (4.1)
Free Cash Flow (136.9) 182.7
    Dividends Paid (355.9) (163.6)
    Net proceeds from long-term debt 390.0 -
    Share related activities (5.6) 11.1
(US$ Millions)
9 Months FY
2015
9 Months FY
2014
Change (%)
EBIT 263.6 286.3 (8)
(94.8) (129.5) (27)
Asbestos related
1
(108.4) 30.2 Free Cash Flow after Financing Activities

PAGE
FY15 GLOBAL CAPEX SPEND AND KEY PROJECTS
30
Project Description
Nine Months FY15
Spend
Plant City, Florida - 4
th
sheet machine and ancillary facilities US$38.5 million
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities US$19.9 million
Carole Park, Queensland - Capacity expansion project US$30.5 million
Tacoma, Washington - Land and buildings US$27.9 million
Rosehill, New South Wales - Land and buildings
US$37.5 million
Total capacity expansion spend US$154.3 million

PAGE
¹ Production was suspended at the Summerville plant in November 2008, it is anticipated the plant will be re-commissioned during the current cycle.
Flat Sheet Plant Capacity (mmsf)
Plants operating
Cleburne, Texas 466
Additional capacity by mid  calendar year 2015 200
Peru, Illinois 560
Plant City, Florida 300
Additional capacity by mid calendar year 2015 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Fontana, California
1
250
Plant suspended
Summerville, South Carolina
1
190
Flat Sheet Total 3,726
Plant Capacity
USA AND EUROPE FIBER CEMENT – PLANT CAPACITY
31

1,200
1,000
800
600
400
200
0
Pulp Prices
10
9
8
7
6
5
4
3
2
1
0
Cement, Gas and Electric Prices
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
PULP
GAS
ELECTRIC
CEMENT

James Hardie

PAGE
US INPUT COSTS
Discussion:
• Input costs are up significantly over the
prior year, and beginning to flatten out or
decrease
• The price of NBSK pulp remains near a
three-year peak
• The cost of gas and electric for industrial
users decreased to slightly above its
historical four year average
• We are engaged in effective sourcing
strategies to reduce the impact of increasing
market prices
32
The information underlying the table above is sourced as follows:
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration
• Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration
• Cement – Relative index from the Bureau of Labor Statistics
Quarterly US Input Costs

ASBESTOS FUND – PROFORMA (unaudited)
33
Claims Data
• For the quarter and nine months ended 31 December 2014,
we note the following related to asbestos claims:
• Claims received during both Q3’15 and nine months
were 11% above actuarial estimates
• Claims received during Q3’15 and nine months were
10% and 7% higher than the pcp, respectively
• The higher reported mesothelioma claims experience
noted during FY’14 has continued for the nine months
ending 31 December 2014
• Average claim settlement for the nine months is down
5% versus the pcp and down 15% versus actuarial
estimates. Average claim settlement sizes are generally
lower across all disease types compared to actuarial
expectations for fiscal 2015
• Actual dollars paid in compensation was 1% above the
pro-rated nine month actuarial estimate
PAGE
AICF cash and investments - 31 March 2014 65.5
Contribution to AFFA by James Hardie 119.9
Insurance recoveries 27.8
Loan Repayments (51.0)
Interest income, net 1.2
Claims paid (112.9)
Operating costs (3.4)
Other 1.7
AICF cash and investments - 31 December 2014 48.8
A$ millions

DEFINITIONS AND OTHER TERMS
This Investor Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
34 PAGE

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This Investor Presentation contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial
Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in
Management’s Analysis of Results and Media Release for the quarter and nine months ended 31 December 2014, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial
Statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
35

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity adjusted for asbestos and AICF related items
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed
36

PAGE
Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANCIAL MEASURES
37
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
EBIT 126.4 $          94.8 $            322.4 $          319.5 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Adjusted EBIT 66.9 55.2 223.2 195.4
Net sales 388.4 $          353.2 $          1,245.6 $       1,117.4 $
Adjusted EBIT margin
17.2% 15.6% 17.9% 17.5%
Three and Nine Months Ended 31 December

PAGE
Adjusted Net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
NON-US GAAP FINANCIAL MEASURES
38
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Net operating profit 107.5 $          92.2 $            263.6 $          286.3 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
AICF interest income, net (0.5) (0.6) (1.0) (2.4)
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Asbestos and other tax adjustments 1.1 (8.3) 0.7 (7.8)
Adjusted net operating profit
48.6 $            43.7 $            164.1 $          152.0 $
Three and Nine Months Ended 31 December

PAGE
Adjusted Diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under
US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
39
NON-US GAAP FINANCIAL MEASURES
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Adjusted net operating profit (US$ millions) 48.6 $            43.7 $            164.1 $          152.0 $
Weighted average common shares outstanding -
Diluted (millions)
445.9 445.2 445.9 444.2
Adjusted diluted earnings per share (US cents) 11 10 37 34
Three and Nine Months Ended 31 December

PAGE
Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
40
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Operating profit before income taxes 124.7 $          95.6 $            315.0 $          320.2 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
AICF interest expense, net (0.5) (0.6) (1.0) (2.4)
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Adjusted operating profit before income
taxes 64.7 $            55.4 $            214.8 $          193.7 $
Income tax expense  (17.2) $           (3.4) $             (51.4) $           (33.9) $
Asbestos-related and other tax adjustments 1.1 (8.3) 0.7 (7.8)
Adjusted Income tax expense (16.1) $           (11.7) $           (50.7) $           (41.7) $
Effective tax rate   13.8% 3.6% 16.3% 10.6%
Adjusted effective tax rate 24.9% 21.1% 23.6% 21.5%
Three and Nine Months Ended 31 December

INVESTOR PRESENTATION FEBRUARY 2015